SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO/A
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)
ENTASIS THERAPEUTICS HOLDINGS INC.
(Name of Subject Company (Issuer))
INNOVIVA MERGER SUB, INC.
(Name of Filing Persons (Offeror)) a wholly-owned subsidiary of
INNOVIVA, INC.
(Name of Filing Persons (Parent of Offeror))
Common Stock, par value $0.001 per share
(Title of Class of Securities)
293614103
(CUSIP Number of Class of Securities)
Innoviva Merger Sub, Inc.
Innoviva, Inc.
1350 Old Bayshore Highway Suite 400
Burlingame, CA 94010
(650) 238-9600
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)
Copy to:
Russell Leaf
Jared Fertman
Jonathan Kubek
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019
(212) 728-8000
☒ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid:	$6,438.32	Filing party:	Innoviva, Inc. and Innoviva Merger Sub, Inc.
Form or Registration No.:	Schedule TO	Date filed:	June 7, 2022
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☒	third party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☒	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer. ☒

INTRODUCTION
This Amendment No. 2 to Schedule TO (this “Amendment”) is filed by Innoviva, Inc. (“Parent”), a Delware corporation, and Innoviva Merger Sub, Inc. (“Purchaser”), a Delaware corporation and wholly-owned subsidiary of Parent, and amends and supplements the Tender Offer Statement on Schedule TO filed with Securities and Exchange Comission on June 7, 2022, (together with any amendments and supplements thereto, the “Schedule TO”) by Parent and Purchaser and relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Entasis Therapeutics Holdings Inc., a Delaware corporation (“Entasis”), at a price of $2.20 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and conditions set forth in the offer to purchase dated June 7, 2022 (together with any amendments and supplements thereto, the “Offer to Purchase”), and in the related letter of transmittal (together with any amendments and supplements thereto, the “Letter of Transmittal”), which, together with any other related materials, as each may be amended or supplemented from time to time, collectively constitute the “Offer.” This Amendment is being filed on behalf of Parent and Purchaser.
Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO and the Offer to Purchase, including Schedules I, II, and III, remains unchanged and is incorporated herein by reference to the extent relevant to the matters set forth in this Amendment. Capitalized terms used but not defined in this Amendment have the meanings given to them in the Offer to Purchase. This Amendment should be read together with the Schedule TO.
Items 1 through 9 and Item 11
The information set forth in the Offer to Purchase and in items 1 through 9 and Item 11 of the Schedule TO is hereby amended and supplemented to include the following:
“The Offer expired at 5:00 P.M., New York City time, on July 7, 2022 (such time and date, the “Expiration Time”). The Depositary has advised Parent that, as of the Expiration Time, 11,671,662 Shares were validly tendered and not withdrawn pursuant to the Offer, which Shares, upon excluding the 56,072 Shares tendered by the Entasis CEO, represent approximately 60.45% of the outstanding Shares not beneficially owned by Purchaser, Parent or the Entasis CEO. Accordingly, the Minimum Condition has been satisfied and all other conditions to the Offer were satisfied or waived. Promptly after the expiration of the Offer, Purchaser irrevocably accepted for payment, and expects to promptly pay for, all Shares that were validly tendered and not withdrawn pursuant to the Offer.
On July 8, 2022, Parent issued a press release announcing the expiration and results of the Offer. The full text of the press release is attached as Exhibit (a)(5)(F) hereto and is incorporated herein by reference.
As a result of Purchaser’s acceptance for payment of the Shares tendered pursuant to the Offer (together with the Shares beneficially owned by Parent prior to the commencement of the Offer), Purchaser acquired sufficient Shares to complete the Merger in accordance with Section 251(h) of the DGCL without a vote of Entasis’ stockholders, with Entasis surviving as the Surviving Corporation and a wholly-owned subsidiary of Parent. Parent and Entasis expect to effect the Merger on July 11, 2022, in accordance with the terms of the Merger Agreement. At the Effective Time, each Share outstanding immediately prior to the Effective Time (other than Dissenting Shares, Shares owned by Parent or Purchaser or Shares held in the treasury of Entasis or owned by any wholly owned subsidiary of Entasis) will, without any further action on the part of the holder of such Share, be converted into the right to receive the Merger Consideration, payable to the holder thereof upon surrender of the certificate formerly representing, or book-entry transfer of, such Share.
Following the consummation of the Merger, the Shares will be delisted and will cease to trade on Nasdaq. Parent and Entasis intend to take steps to cause the termination of the registration of the Shares under the Exchange Act and the suspension of all of Entasis’ reporting obligations under the Exchange Act as promptly as practicable.”
Item 12
Item 12 is hereby amended and supplemented by adding the following exhibit:
Exhibit No.	Description
(a)(5)(F)	Press Release issued by Parent on July 8, 2022 announcing the expiration and results of the Offer

SIGNATURES
After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: July 8, 2022
INNOVIVA, INC.

By:	/s Pavel Raifeld
Name: Pavel Raifeld
Title: Chief Executive Officer

INNOVIVA MERGER SUB, INC.

By:	/s Pavel Raifeld
Name: Pavel Raifeld
Title: President
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